                                            Filed Pursuant to Rule 424(b)(2)
                                            Registration No. 333-36498

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 14, 2000
(TO PROSPECTUS DATED MAY 25, 2000)

                               12,000,000 Shares

                             [PARKER DRILLING LOGO]

                            PARKER DRILLING COMPANY

                                  COMMON STOCK
--------------------------------------------------------------------------------

We are offering 12,000,000 shares of our common stock. Our common stock is listed on The New York Stock Exchange under the symbol "PKD." The last sale price of our common stock on The New York Stock Exchange on September 14, 2000 was $6.75 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 IN THE ACCOMPANYING PROSPECTUS.

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Initial price to public.....................................   $6.625     $79,500,000
Underwriting discount.......................................   $0.298     $ 3,576,000
Proceeds, before expenses, to Parker........................   $6.327     $75,924,000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters may, under certain circumstances, purchase up to an additional 1,800,000 shares of common stock from us at the initial price to public less the underwriting discount.

--------------------------------------------------------------------------------

Lehman Brothers, on behalf of the underwriters, expects to deliver the common stock on or about September 20, 2000.


LEHMAN BROTHERS
                       JEFFERIES & COMPANY, INC.
                                                      RBC DOMINION SECURITIES

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT RELY ON ANY OTHER REPRESENTATIONS. OUR AFFAIRS MAY CHANGE AFTER THIS PROSPECTUS SUPPLEMENT IS DISTRIBUTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

                               ------------------

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT
Summary...............................   S-3
Price Range of Common Stock and
  Dividends...........................   S-5
Use of Proceeds.......................   S-5
Selected Consolidated Financial
  Data................................   S-6
Certain United States Federal Tax
  Consequences to Non-U.S. Holders of
  Common Stock........................   S-7
Underwriting..........................  S-10
Legal Matters.........................  S-12
Independent Accountants...............  S-12
Forward-Looking Statements............  S-12

                 PROSPECTUS
About this Prospectus.................     2
Where You Can Find More Information...     2
Forward-Looking Statements............     3
The Company...........................     4
Risk Factors..........................     4
Use of Proceeds.......................     7
Ratios of Earnings to Fixed Charges
  and Earnings to Fixed Charges plus
  Dividends...........................     7
Description of Debt Securities........     8
Description of Capital Stock..........    20
Depositary Shares.....................    24
Description of Warrants...............    26
Plan of Distribution..................    26
Legal Matters.........................    28
Experts...............................    28

                                    SUMMARY

     The following summary contains basic information about us and our common stock. It does not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements appearing elsewhere in this prospectus supplement or incorporated by reference in the attached prospectus. Unless we say otherwise, we assume in this prospectus supplement that the underwriters will not exercise their over-allotment option with respect to the common stock offering.

                                  THE COMPANY

     We are a leading worldwide provider of contract drilling and drilling related services, operating in the transition zones of the Gulf of Mexico and Nigeria, in the offshore waters of the Gulf of Mexico and the Caspian Sea, and on land in Alaska and international oil and gas producing regions. Historically, we operated exclusively on land, specializing in deep, difficult wells and drilling in remote areas. In the last four years we have diversified into the offshore drilling business through the acquisition of 26 barge rigs and seven jackup rigs operating in the Gulf of Mexico and Nigeria and into the rental tool business through the acquisition of a rental tool company. During 1999 we sold 13 lower-48 domestic land rigs pursuant to our strategic plan to focus on offshore and international land markets where margins are typically higher. We received $40,000,000 in cash and 1,000,000 shares of common stock of Unit Corporation as consideration for this sale. Earlier this month, we sold these 1,000,000 shares for $15,000,000, resulting in a pre-tax gain of approximately $7,400,000.

     Our current marketable rig fleet consists of 27 barge drilling and workover rigs, seven jackup rigs, four platform rigs, 41 international land rigs and one land rig in Alaska. Our barge drilling and workover fleet is dedicated to the transition zone waters, which are generally defined as coastal waters to depths of up to 25 feet. Our jackup and platform rig fleets currently operate in the Gulf of Mexico market. Our international land rig fleet consists of 41 drilling rigs. Of these rigs, 17 are helicopter rigs and 36 are capable of drilling to depths of 15,000 feet or more. The diversity of our rig fleet, both in terms of geographic location and asset class, enables us to provide a broad range of services to oil and gas operators around the world.

     Demand for our services is highly dependent on the level of spending by oil and gas companies on the exploration and production of oil and gas, which in turn is dependent on current oil and gas prices as well as future price expectations. Historically, oil and gas prices have been principally dependent upon demand, the level of production of the major oil producing countries and weather conditions.

     The outlook for the oil and gas industry has improved significantly during 2000. Oil prices have rebounded to their highest levels in over nine years, due in part to production limits imposed by OPEC during a period of increasing demand, which has resulted in reduced oil inventories. Natural gas prices in North America have also strengthened considerably, and the average of the next 12-month natural gas forward contracts reached $4.68 per MMBtu as of September 8, 2000. In response to higher commodity prices, operators have increased spending on exploration and production in 2000 compared to 1999, and we anticipate they will further increase their exploration and production budgets for 2001.

     Our domestic operations are favorably impacted by increased levels of natural gas demand that have pushed natural gas prices to their highest levels since June 1996. Demand for natural gas is expected to grow over the next several years due primarily to growth in the U.S. economy and newly constructed natural gas-fired power generation plants. Natural gas supply has declined due to depletion of reservoirs and reduced drilling over the last two years, leaving natural gas storage at levels that are significantly lower than in recent years. We believe that the current higher prices and increased demand, if sustained, will lead to further increases in natural gas drilling domestically, particularly in the Gulf of Mexico.

     International land drilling markets have been slow to react to the increase in crude oil prices over the past 18 months. We currently have 15 of our 41 international land rigs working. Our international land rig utilization began to improve early this year and we anticipate this trend will continue based on contracts we have in hand and the number of inquiries we are receiving for new projects. Based on the continuation of these trends, we anticipate increased earnings from our international segment.

     After being on standby since December 1999, our four Nigerian barge rigs are currently operating at full contract dayrates. Our Caspian Sea barge rig is currently testing the first well on the Kashagan structure and is scheduled to move to a second location in the near future. Based on announced test results, we believe there will be substantial continuing work for this rig.

     The following table presents as of the dates indicated the average dayrates and rig utilization percentages for our rigs.

                                                    AVERAGE DAYRATE                  AVERAGE UTILIZATION
                                         -------------------------------------   ---------------------------
                                         SEPTEMBER 1,   SEPTEMBER 1,   PERCENT   SEPTEMBER 1,   SEPTEMBER 1,
                                             2000           1999       CHANGE        2000           1999
                                         ------------   ------------   -------   ------------   ------------
Domestic Jackups.......................    $25,604        $14,500        77%          86%            43%
Domestic Barges........................     14,969         13,475        11%          82%            68%
  Deep Drilling........................     18,380         16,740        10%         100%           100%
  Intermediate Drilling................     14,500         12,167        19%         100%            60%
  Workover.............................      9,980          7,928        26%          56%            44%
International Barges...................     40,576         34,633        17%         100%           100%
Platform Rigs..........................     13,500         13,935        -3%          50%            75%
International Land Rigs................     16,279         17,893        -9%          39%            34%
     PARKER RIG FLEET..................     19,434         17,359        12%          59%            49%

BUSINESS STRATEGY

     Our business strategy is to capitalize on improving conditions in the oilfield service industry and enhance profitability by:

          (1) maximizing our returns on our assets in the Gulf of Mexico where improving utilization and dayrates are providing increasing earnings and cash flow;

          (2) leveraging our international presence where our experience and long-standing presence position us well to serve customers' needs;

          (3) expanding and diversifying our operations by pursuing acquisitions of complementary assets and businesses; and

          (4) reducing our long-term debt.

                                  THE OFFERING

Common stock offered............   12,000,000 shares(1)

Common stock outstanding after
the offering....................   89,670,100 shares(1)

Use of proceeds.................   We estimate that we will receive net proceeds
                                   from the common stock offering of $75.4
                                   million.

                                   We intend to use the net proceeds of the offering to acquire, upgrade and refurbish certain offshore and land drilling rigs and for general corporate purposes, including repayment of debt and working capital.

                                   Net proceeds will be invested in short-term investments until they are used.

NYSE symbol.....................   PKD
---------------

(1) The common stock outstanding after the offering is based on shares outstanding as of July 31, 2000 and excludes 11,371,020 shares of common stock reserved for issuance upon conversion of our outstanding convertible notes and 9,967,820 shares of common stock issuable upon exercise of outstanding stock options under our stock option plans.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our common stock is listed on the NYSE under the symbol "PKD." The following table sets forth the quarterly high and low sales prices for our common stock as reported on the NYSE Composite Tape for the periods indicated.

                                                                   HIGH         LOW
                                                                   ----         ---
1998:
  Quarter Ended March 31, 1998..............................     $13.187      $ 8.875
  Quarter Ended June 30, 1998...............................      11.125        6.625
  Quarter Ended September 30, 1998..........................       7.312        3.875
  Quarter Ended December 31, 1998...........................       6.312        2.812
1999:
  Quarter Ended March 31, 1999..............................       4.688        2.250
  Quarter Ended June 30, 1999...............................       4.375        3.000
  Quarter Ended September 30, 1999..........................       5.625        3.312
  Quarter Ended December 31, 1999...........................       4.750        3.000
2000:
  Quarter Ended March 31, 2000..............................       5.125        3.000
  Quarter Ended June 30, 2000...............................       6.875        3.750
  Quarter Ending September 30, 2000 (through September 14,
     2000)..................................................       7.437        4.875

     We have paid no dividends on our common stock since February 1987. Restrictions contained in our Revolving Credit Facility prohibit the payment of cash dividends, and the indenture for our 9 3/4% Senior Notes restricts the payment of such dividends. We have no present intention to pay dividends on our common stock in the foreseeable future and anticipate that future earnings will be retained to finance future operations and expansion.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the offering of approximately $75.4 million ($86.8 million if the underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated fees and expenses of the offering. We intend to use the net proceeds of the offering to acquire, upgrade and refurbish certain offshore and land drilling rigs and for general corporate purposes, including repayment of debt and working capital.

     Net proceeds will be invested in short-term investments until they are used.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The historical financial data presented in the table below as of and for each of the years ended August 31, 1997 and 1998, the four months ended December 31, 1998 and the year ended December 31, 1999 are derived from our consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. The historical financial data presented in the table below as of and for each of the six-month periods ended June 30, 1999 and 2000 are derived from our unaudited consolidated financial statements. In the opinion of management of our company, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial data for such periods. The results for the six months ended June 30, 2000 are not necessarily indicative of the results to be achieved for the full year.

     The data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this prospectus supplement and the attached prospectus.

                                                                              FOUR                          SIX           SIX
                                                 YEAR          YEAR          MONTHS          YEAR         MONTHS        MONTHS
                                                 ENDED         ENDED         ENDED          ENDED          ENDED         ENDED
                                              AUGUST 31,    AUGUST 31,    DECEMBER 31,   DECEMBER 31,    JUNE 30,      JUNE 30,
                                                 1997          1998           1998           1999          1999          2000
                                              -----------   -----------   ------------   ------------   -----------   -----------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues:
   Drilling.................................  $   283,598   $   446,565   $   125,896    $   296,623    $   155,040   $   143,553
   Rental...................................       25,457        32,723        10,245         27,656         13,555        17,356
   Other....................................        2,589         1,935           582            274            245             4
                                              -----------   -----------   -----------    -----------    -----------   -----------
       Total revenues.......................      311,644       481,223       136,723        324,553        168,840       160,913
                                              -----------   -----------   -----------    -----------    -----------   -----------
 Operating Expenses:
   Drilling.................................      189,979       295,602        94,648        226,425        118,129       109,274
   Rental...................................        8,549        13,749         4,416         10,910          5,375         7,130
   Other....................................        4,722         2,365           932          1,899            108             2
   Depreciation, depletion and
     amortization...........................       46,256        68,574        26,529         82,170         40,302        42,029
   General and administrative...............       14,414        17,273         5,904         16,312          8,195         9,447
   Restructuring charges....................           --            --            --          3,000          3,000            --
   Provision for reduction in carrying value
     of certain assets......................           --            --         4,055         10,607          5,250            --
                                              -----------   -----------   -----------    -----------    -----------   -----------
       Total operating expenses.............      263,920       397,563       136,484        351,323        180,359       167,882
                                              -----------   -----------   -----------    -----------    -----------   -----------
 Operating income (loss)....................       47,724        83,660           239        (26,770)       (11,519)       (6,969)
                                              -----------   -----------   -----------    -----------    -----------   -----------
 Other income (expense):
   Interest income (expense) -- net.........      (27,484)      (43,657)      (16,808)       (54,203)       (25,978)      (27,397)
   Other....................................        3,316         4,524           301         40,396          5,220         3,824
                                              -----------   -----------   -----------    -----------    -----------   -----------
       Total other income (expense).........      (24,168)      (39,133)      (16,507)       (13,807)       (20,758)      (23,573)
                                              -----------   -----------   -----------    -----------    -----------   -----------
 Income (loss) before income taxes..........       23,556        44,527       (16,268)       (40,577)       (32,277)      (30,542)
 Income tax expense (benefit)...............        7,241        16,435        (1,635)        (2,680)        (6,408)       (6,184)
                                              -----------   -----------   -----------    -----------    -----------   -----------
       Net income (loss)....................  $    16,315   $    28,092   $   (14,633)   $   (37,897)   $   (25,869)  $   (24,358)
                                              ===========   ===========   ===========    ===========    ===========   ===========
 Earnings (loss) per share (fully
   diluted).................................  $       .23   $       .36   $      (.19)   $      (.49)   $      (.34)  $      (.31)
                                              ===========   ===========   ===========    ===========    ===========   ===========
 Weighted average shares outstanding (fully
   diluted).................................   71,760,543    77,789,390    76,828,879     77,159,461     77,039,523    77,518,230
                                              ===========   ===========   ===========    ===========    ===========   ===========
OTHER FINANCIAL DATA:
 EBITDA(1)..................................  $    93,980   $   152,234   $    30,823    $    66,007    $    34,033   $    35,060
 Capital expenditures:
   Maintenance..............................       14,702        36,796        19,054         12,484          8,691         7,723
   Other....................................       72,724       159,282        33,657         36,662         27,176        17,911
BALANCE SHEET DATA (END OF PERIOD):
 Cash, cash equivalents and other short-term
   investments..............................  $   212,789   $    55,253   $    24,314    $    46,278    $    19,343   $    25,687
 Property, plant and equipment, net.........      439,651       727,840       729,873        661,402        719,271       646,621
 Total assets...............................      984,136     1,200,544     1,159,326      1,082,743      1,118,085     1,056,586
 Total long-term debt, including current
   portion..................................      567,126       651,559       661,883        653,631        670,357       651,172
 Total stockholders' equity.................      348,723       377,962       363,950        329,421        338,996       309,520

---------------

(1) EBITDA represents operating income (loss) before depreciation, depletion, amortization and provision for reduction in carrying value of certain assets. EBITDA is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a Non-U.S. Holder. As used herein the term "Non-U.S. Holder" means any person or entity other than:

     - a citizen or resident of the United States,

     - a corporation or partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof (unless, in the case of a partnership, Treasury regulations are adopted which provide otherwise),

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source,

     - a trust that is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships that hold common stock should consult their tax advisors as to the particular tax consequences to them.

     This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof and other applicable authorities, as of the date hereof, all of which are subject to change, possibly with retroactive effect. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States or, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business within the United States may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Dividends paid on or before December 31, 2000 to an address outside the United States are presumed to be paid to a resident of the country of address (unless the payer has knowledge to the contrary) for purposes of the withholding tax rules discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, United States Treasury regulations that are effective for payments made after December 31, 2000 (the "Final Regulations") provide that a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after that date, will be required to satisfy applicable certification and other requirements.

     A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless:

     (1) the gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States, or, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder,

     (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met,

     (3) the Non-U.S. Holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to certain U.S. expatriates, or

     (4) we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

     We do not believe that we are a "U.S. real property holding corporation" for U.S. federal income tax purposes. However, if we are or become a "U.S. real property holding corporation," so long as our common stock is and continues to be regularly traded on an established securities market, only a Non-U.S. Holder who, actually and constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

U.S. FEDERAL ESTATE TAX

     The fair market value of common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was reduced by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or information exchange agreement.

     Under current law, backup withholding at the rate of 31% (as opposed to the general withholding tax rate of 30% described above) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

     Payment of the proceeds from a sale of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner certifies as to its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. Payment of the proceeds from a sale of common stock to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, if such broker is a U.S. person, a "controlled foreign corporation" or a foreign person that derives 50% or more of its gross income from the conduct of a trade or business in the United States, such payment will be subject to information reporting, but currently not backup withholding, unless such broker has documentary evidence in its records that the owner is a Non-U.S. Holder and certain other conditions are met or the owner otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

     Special rules may apply to certain Non-U.S. Holders, such as foreign insurance companies, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," and companies that accumulate earnings for the purpose of avoiding tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

                                  UNDERWRITING

     Under the underwriting agreement dated the date of this prospectus supplement, each of the underwriters named below, for whom Lehman Brothers Inc., Jefferies & Company, Inc. and RBC Dominion Securities Corporation are acting as representatives, has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Lehman Brothers Inc. .......................................      6,696,000
Jefferies & Company, Inc. ..................................      2,232,000
RBC Dominion Securities Corporation.........................      2,232,000
A.G. Edwards & Sons, Inc. ..................................        120,000
Fahnestock & Co. Inc. ......................................        120,000
Fidelity Capital Markets
  a division of National Financial Services LLC ............        120,000
Johnson Rice & Company L.L.C. ..............................        120,000
Edward D. Jones & Co., L.P. ................................        120,000
Legg Mason Wood Walker, Incorporated .......................        120,000
Raymond James & Associates, Inc. ...........................        120,000
                                                                 ----------
          Total.............................................     12,000,000
                                                                 ==========

     The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. It also provides that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the conditions that:

     - the representations and warranties made by us to the underwriters are true;

     - there is no material change in our condition or the financial markets;
       and

     - we deliver to the underwriters customary closing documents.

     The representatives have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $0.16 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After completion of the offering, the underwriters may change the offering price and other selling terms.

     We have granted the underwriters an option to purchase up to 1,800,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above, and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

     Subject to certain exceptions, we have agreed not to, without the prior consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 90 days from the date of this prospectus supplement. All of our executive officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares for the period ending 90 days after the date of this prospectus supplement.

     The underwriting discount is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discount is 4.5% of the public offering price. We have agreed to pay the underwriters the following total amount, assuming either no exercise or full exercise by the underwriters of their over-allotment option:

                                                                                TOTAL FEES
                                                                 ----------------------------------------
                                                                 WITHOUT EXERCISE OF   WITH FULL EXERCISE
                                                                   OVER-ALLOTMENT      OF OVER-ALLOTMENT
                                                 FEE PER SHARE         OPTION                OPTION
                                                 -------------   -------------------   ------------------
Underwriting discount paid by Parker...........     $0.298           $3,576,000            $4,112,400

     We estimate that the total expenses payable by us in connection with this offering, excluding underwriting discounts and commissions, will be approximately $500,000.

     Our common stock is listed on the New York Stock Exchange under the symbol "PKD."

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

     The underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

     Some of the underwriters or their affiliates have from time to time provided investment banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received customary fees, and they may continue to do so.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

     Purchasers of the shares of common stock offered in this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement.

     Fidelity Capital Markets, a division of National Financial Services LLC, is acting as an underwriter of this offering and will be facilitating electronic distribution through the Internet.

                                 LEGAL MATTERS

     Certain legal matters with respect to the common stock will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas and for the underwriters by Baker Botts L.L.P., Houston, Texas.

                            INDEPENDENT ACCOUNTANTS

     The financial statements incorporated by reference from the Annual Report on Form 10-K of Parker Drilling Company for the year ended December 31, 1999, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited financial information of Parker Drilling Company for the three-month periods ended March 31, 2000 and 1999 and the three- and six-month periods ended June 30, 2000 and 1999 included in the Forms 10-Q for the quarters ended March 31 and June 30, 2000, incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated April 25 and July 27, 2000 incorporated by reference herein, state that they did not and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

                           FORWARD-LOOKING STATEMENTS

     Statements in this prospectus supplement and the attached prospectus, including the documents we incorporate by reference, regarding our management's intentions, beliefs or expectations for the future are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933. Such statements may be affected by various factors and are subject to numerous risks summarized under "Forward-Looking Statements" in the attached prospectus. Actual results and developments may differ materially from those expressed or implied in this prospectus supplement and in the attached prospectus, including the documents we incorporate by reference.

                               12,000,000 SHARES

                             [PARKER DRILLING LOGO]

                            PARKER DRILLING COMPANY

                                  COMMON STOCK

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                               SEPTEMBER 14, 2000
                          ----------------------------

                                LEHMAN BROTHERS

                           JEFFERIES & COMPANY, INC.

                            RBC DOMINION SECURITIES


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